SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of January 2019

Commission File Number: 001-14014

CREDICORP LTD.

(Translation of registrant’s name into English))

Clarendon House

Church Street

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

January 9, 2019

Securities and Exchange Commission - SEC

Re.: MATERIAL EVENT

Dear Sirs:

Credicorp Ltd. complies with notifying you of the following Material Event:

1.	In its session held on January 9, 2019, Credicorp’s Board of Directors unanimously agreed to set the date for the Annual General Meeting of Shareholders for Friday March 29, 2019, at 3 p.m. (Peruvian time), at the main offices of Banco de Credito del Peru, located at 156 Calle Centenario, Urb. Las Laderas de Melgarejo, La Molina, Lima, Peru. In accordance with the Company’s Bye-Laws, if the required quorum is not met in the first instance, the meeting will be postponed until Friday April 5, 2019 at the same place and time.

The Board has established that those shareholders who are officially registered as shareholders of the Company as of February 6, 2019 (“Record Date”) will be entitled to attend and vote in the abovementioned meeting.

2.	The Agenda defined for such meeting will attend to the following matters:

•	Presentation by the Chairman of the Board of the Annual Report for the financial year ended December 31, 2018.
•	To consider and approve the audited consolidated financial statements of the Company and its subsidiaries for the financial year ended December 31, 2018 including the report of the external independent auditors of the Company thereon.
•	To appoint the external independent auditors of the Company to perform such services for the financial year 2019 and to define the fees for such audit services.

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Miriam Böttger

Authorized Representative

Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 9, 2019

CREDICORP LTD. (Registrant)

By:	/s/ Miriam Böttger
Miriam Böttger
Authorized Representative